Jonas Wood: Auction Update

Inbox ×

M

Masterworks <support@masterworks.com>
to me

Hi Sam,

The New York auctions delivered another great result on a Masterworks artist last week!

This still-life by Jonas Wood sold well past Christie's $1 million high estimate to sell for $1.9 million (with fees).



Property from a Private Florida Collection

JONAS WOOD (B. 1977)

Still Life with Cat and Fruit

Price realised	Estimate
USD 1,865,000	USD 700,000 – USD 1,000,000

Closed: 21 Nov 2024

That's great news, because our latest Jonas Wood offering is a larger, better example of this style —and this recent result supports that there is demand for still-life paintings like this one.

Our Wood offering has 94% progress, by the way, so invest here or view the offering circular below.

96% PROGRESS

Thanks,

The Masterworks Team

—

MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, or investment advice. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure on Regulation A Offerings, Risks of Investing, Performance Metrics, Art Market Data, Progress Bar, and more visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Past sales are not indicative of future results.

Auction House estimates are based on the condition, rarity, quality and provenance of the lot and on prices recently paid at auction for similar property. Estimates can change. Neither you, nor anyone else, may rely on any estimate as a prediction or guarantee of the actual selling price of a lot or its value for any other purposes. Estimates do not reflect the final hammer price and do not include buyer's premium, or any applicable taxes or charges or artist's resale royalty.

'Progress' reflects the percentage of the total offering for which investors have initiated a subscription on the website's buyflow. This includes subscriptions that have closed for which shares have been issued, subscriptions that have been funded, but are not yet closed, subscriptions that been signed (i.e. reserved), but not yet funded and subscriptions that have been initiated whereby a person has entered the number of shares and amount they wish to purchase, but has not yet completed the subscription. Since some of these potential investors will ultimately not complete the purchase, the progress percentage always reflects the higher end of the range of subscriptions received at any given point in time.

Masterworks, LLC is located at 225 Liberty St, 29th Floor, New York, NY 10281.